

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2019

Dave Guiteau
Chief Financial Officer
Starwood Real Estate Income Trust, Inc.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 28, 2019**
> **File No. 333-220997**
> **Form 10-Q for the Quarter Ended March 31, 2019**
> **Filed May 14, 2019**
> **File No. 000-56046**

Dear Mr. Guiteau:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2019

Net Asset Value, page 25

1. We note that you have acquired real estate investments that are material to your calculation of NAV. Please confirm to us that you will include a description of your valuation guidelines for these investments in future periodic filings when material changes in NAV are reported. The disclosure should include primary valuation method(s) and key assumptions used to determine the fair value of the investments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities